The information in this preliminary pricing supplement is not complete and may be changed.

Preliminary Pricing Supplement         SUBJECT TO COMPLETION         May 8, 2008

                      Pricing Supplement dated May _, 2008
           to the Product Prospectus Supplement dated January 7, 2008, the Prospectus Supplement dated February 28, 2007 and
                      the Prospectus dated January 5, 2007

     [RBC LOGO]      $
                     Royal Bank of Canada
                     Principal Protected Currency Linked Notes, due May 28,
                     2010, Linked to the Positive Performance of the Brazilian
                     Real


         Royal Bank of Canada is offering the principal protected notes whose return is linked to the positive performance of the Reference Asset(s) described below, which may be described in greater detail in the reference asset supplement attached to the product prospectus supplement as Annex A (the "reference asset supplement"). The prospectus dated January 5, 2007, the prospectus supplement dated February 28, 2007 and the product prospectus supplement dated January 7, 2008 describe terms that will apply generally to the principal protected notes, including any notes you purchase. Capitalized terms used but not defined in this pricing supplement shall have the meanings given to them in the product prospectus supplement. In the event of any conflict, this pricing supplement will control.


Issuer:                    Royal Bank of Canada ("Royal Bank").

Issue:                     Senior Global Medium-Term Notes, Series C

Underwriter:               RBC Capital Markets Corporation

Interest rate              We will not pay you interest during the term of the
(coupon):                  notes.

Principal Protection:      100%

Reference Assets:          The payment at maturity on the Notes is linked to the
                           value of the Brazilian real (the "Underlying
                           Currency") relative to the United States dollar as reflected in the BRL/USD exchange rate. The BRL/USD exchange rate expresses the amount of Brazilian reals that can be exchanged for one U.S. dollar. You will receive a higher payment at maturity if the exchange rate of the Brazilian real declines relative to the U.S. dollar.

                           Underlying Currency                    Initial Reference Rate
                           -------------------                    ----------------------
                                                          (expressed in foreign currency per USD)
                                                          ---------------------------------------
                           Brazilian real/BRL

Incorporated risk          The notes are subject to the risks set forth under
factors:                   the heading "General Risks" in the product prospectus
                           supplement. In addition to those General Risks, the notes are also subject to the risks described in the product prospectus supplement on PS-9 in the section entitled "Risks Specific To Notes Linked To The
                           Performance Of A Currency, A Currency Index Or A
                           Basket Of Currencies Or Currency Indices."

Initial Valuation          May 27, 2008
Date:

Issue Date:                May 30, 2008

Maturity Date:             May 28, 2010

Term:                      The term of your notes is approximately 2 years.

Participation Rate:        135%

Payment at Maturity:       At maturity, the investor receives the principal
                           amount invested (the "Principal Amount") plus an amount equal to the greater of:
                               1.    Zero (0%); and
                               2.    The Principal Amount multiplied by the
                                     Percentage Change multiplied by the
                                     Participation Rate

Percentage Change:         The Percentage Change, expressed as a percent, is
                           calculated using the following formula:

                                             BRL(I)-BRL(F)
                                            (-------------)
                                                 BRL(F)

                           Where, BRL(I) is the Initial Reference Rate for BRL respectively and BRL(F) is the Final Reference Rate for BRL respectively.

Special features of        The notes are "bullish" principal protected currency
the notes:                 linked notes offering enhanced participation in the
                           positive performance of the Reference Asset relative to the U.S. dollar at maturity. If the Percentage
                           Change is zero or negative, the return on the notes will be limited to the principal amount. The
                           Percentage Change will be positive and you will receive a higher payment at maturity if the value of the Underlying Currency appreciates (the BRL/USD exchange rate decreases) relative to the U.S. dollar.
                           See the section "Certain Features of the Notes" beginning on Page PS-25 in the product prospectus supplement.

U.S. tax treatment         We intend to treat the notes as subject to the
                           special rules applicable to contingent payment debt obligations for U.S. federal income tax purposes. In accordance with these rules, you will be required to accrue interest income in accordance with the comparable yield and projected payment schedule for your notes. You should call RBC Capital Markets toll free at (866) 609-6009 to obtain this information.
                           For a detailed discussion of the tax consequences of owning and disposing of your notes, please see the discussion under "Supplemental Discussion of Federal
                           Income Taxes" in the accompanying product supplement, "Certain Income Tax Consequences" in the accompanying prospectus supplement, and "Tax Consequences" in the accompanying prospectus. You should consult your tax advisor about your own tax situation.

Minimum                    $1,000 (except for certain non-U.S. investors for
Investment:                whom the minimum investment will be higher)

Denomination:              $1,000 (except for certain non-U.S. investors for
                           whom the denomination will be higher)

Final Valuation Date:      May 25, 2010, subject to extension for market and
                           other disruptions.

Determination of           The Reference Rate for the Underlying Currency will
Final Reference            be determined by reference to the exchange rate for
Rates:                     spot settlement for the Underlying Currency, as
                           defined in the reference asset supplement to the product prospectus supplement in the section
                           "Currency Exchange Rates" on page R-28. In certain circumstances, the Final Reference Rate for the Reference Asset will be based on an alternate calculation for the Currency as described under "Unavailability of the Reference Price on a Valuation
                           Date -- Reference Asset Consisting of Individual
                           Foreign Currencies" in the product prospectus supplement.

Clearance and              DTC global (including through its indirect
Settlement                 participants Euroclear and Clearstream, : Luxembourg
                           as described under "Description of Debt Securities --
                           Ownership and Book-Entry Issuance" in the accompanying prospectus).

Currency:                  U.S. dollars.

Listing: The notes will not be listed on any securities exchange or quotation system.

CUSIP:                     78008GCC4

Calculation agent:         The Bank of New York.

Terms Incorporated         All of the terms appearing above the item captioned
In the Master Note:        "Listing" on the cover page of this pricing
                           supplement and the terms appearing under the caption
                           "Additional Terms of the Principal Protected Notes" in the product prospectus supplement with respect to principal protected notes dated January 7, 2008.

Your investment in the notes involves certain risks. See "Additional Risk Factors Specific to Your Notes" beginning on page PS-1 of the product supplement to read about investment risks relating to the principal protected notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these notes or passed upon the accuracy of this pricing supplement or the accompanying prospectus, prospectus supplement and product prospectus supplement. Any representation to the contrary is a criminal offense.

                                                                                              Per note           Total
                                                                                              --------           -----
Price to public ......................................................................     100%             $
Underwriting discounts and commission.................................................     %                $
Proceeds to Royal Bank................................................................     %                $


If the notes priced today, RBC Capital Markets Corporation, which we refer to as RBCCM, acting as agent for Royal Bank of Canada, would receive a commission of approximately $23.75 per $1,000 principal amount note and would use a portion of that commission to allow selling concessions to other dealers of approximately $23.75 per $1,000 principal amount note. The other dealers may forgo, in their sole discretion, some or all of their selling concessions. If the notes priced today, the price of the notes would also include a profit of $19.30 earned by Royal Bank of Canada in hedging its exposure under the notes. In no event will the total of the commission received by RBCCM, which includes concessions to be allowed to other dealers, and the hedging profits of Royal Bank Canada exceed $58.75 per $1,000 principal amount note.

The price to purchasers who maintain accounts with participating dealers in which only asset-based fees are charged is __% and the concession paid to such dealers is __%. The price at which you purchase the notes includes hedging costs and profits that Royal Bank or its affiliates expect to incur or realize. These costs and profits will reduce the secondary market price, if any secondary market develops, for the notes. As a result, you may experience an immediate and substantial decline in the value of your notes on the issue date.

We may use this pricing supplement in the initial sale of principal protected notes. In addition, RBC Capital Markets Corporation or another of our affiliates may use this pricing supplement in a market-making transaction in principal protected notes after its initial sale. Unless we or our agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

The notes will not constitute deposits insured under the Canada Deposit Insurance Corporation or by the U.S. Federal Deposit Insurance Corporation or any other Canadian or U.S. governmental agency or instrumentality.


                         ADDITIONAL TERMS OF YOUR NOTES


You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

o    Prospectus dated January 5, 2007:
     http://www.sec.gov/Archives/edgar/data/1000275/000090956707000025/
     o34295e424b3.htm

o    Prospectus Supplement dated February 28, 2007:
     http://www.sec.gov/Archives/edgar/data/1000275/000090956707000285/
     o35030e424b3.htm

o    Product Prospectus Supplement dated January 7, 2008:
     http://www.sec.gov/Archives/edgar/data/1000275/000121465908000021/
     f1383424b3.txt



Our SEC file number is 333-139359. As used in this pricing supplement, the "Company," "we," "us," or "our" refers to Royal Bank of Canada.


                              Hypothetical Returns

                 Sample Calculations of the Payment at Maturity

The examples set forth below are included for illustration purposes only. The reference rate of the Underlying Currency used to illustrate the calculation of Percentage Change is neither estimates nor forecasts of the reference rate of the Underlying Currency on the initial valuation date or the final valuation date on which the calculation of the Percentage Change, and in turn the payment at maturity, will depend. The Percentage Change will be positive and you will receive a higher payment at maturity if the value of the Underlying Currency appreciates relative to the U.S. dollar. All examples assume that a holder has purchased Notes with an aggregate principal amount of $10,000, with a participation rate of 135% and that no extraordinary event has occurred.



Example 1--     Calculation of the payment at maturity where the Percentage
                Change is greater than or equal to 0%.
                Percentage Change:    45% (the Underlying Currency has
                                      appreciated versus the US dollar)
                Payment at Maturity:  $10,000 + ($10,000 x 45% x 135%) = $10,000
                                      + $6,075 = $16,075
                On a $10,000 investment, a 45% Percentage Change results in a payment at maturity of $16,075, a 60.75% return on the Notes.



Example 2--     Calculation of the payment at maturity where the Percentage
                Change is less than 0%.
                Percentage Change:    -25% (the Underlying Currency has
                                      depreciated versus the US dollar)
                Payment at Maturity:  The Payment at Maturity cannot be less than zero; therefore, the Payment at
                                      Maturity will be limited to the Principal
                                      Amount.
                On a $10,000 investment, a -25% Percentage Change results in a payment at maturity of $10,000, a 0% return on the Notes.


                             Historical Information


The graph below sets forth the historical performance of the Reference Asset. In addition, below the graph is a table setting forth the intra-day high, intra-day low and period-end closing rates of the Reference Asset. The information provided in this table is for the second, third and fourth quarters of 2004, the four quarters of 2005, 2006 and 2007, the first quarter of 2008, as well as for the period from April 1, 2008 through May 5, 2008.

We obtained the information regarding the historical performance of the Reference Asset in the chart below from Bloomberg Financial Markets and Factset Research Systems Inc.

We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets and Factset Research Systems Inc. The historical performance of the Reference Asset should not be taken as an indication of future performance, and no assurance can be given as to the market rates of the Reference Asset on the final valuation date. We cannot give you assurance that the performance of the Reference Asset will result in any return in addition to your initial investment.

                           Value in USD of one (1) BRL
                                (May-03 - May-08)
                                 [CHART OMITTED]



                                                                                                  Period-End
                                              High Intra-Day          Low Intra-Day            Closing Rate of
   Period-Start           Period-End           Rate of the             Rate of the              the Reference
       Date                  Date            Reference Asset         Reference Asset                Asset
       ----                  ----            ---------------         ---------------                -----
     4/1/2004             6/30/2004               3.242                   2.8655                   3.085
     7/1/2004             9/30/2004               3.0919                  2.8465                   2.8608
    10/1/2004            12/31/2004               2.8958                  2.6492                   2.656

     1/1/2005             3/31/2005               2.7854                  2.5525                   2.679
     4/1/2005             6/30/2005               2.68                    2.3323                   2.3325
     7/1/2005             9/30/2005               2.5117                  2.2085                   2.2275
    10/1/2005            12/30/2005               2.4                     2.154                    2.3355

     1/1/2006             3/31/2006               2.354                   2.098                    2.164
     4/1/2006             6/30/2006               2.4035                  2.051                    2.165
     7/1/2006             9/29/2006               2.2359                  2.1219                   2.169
    10/1/2006            12/29/2006               2.2035                  2.1268                   2.1355

     1/1/2007             3/31/2007               2.1607                  2.0317                   2.059
     4/1/2007             6/30/2007               2.061                   1.8957                   1.9291
     7/1/2007             9/30/2007               2.1385                  1.8292                   1.833
    10/1/2007            12/31/2007               1.8705                  1.727                    1.779

     1/1/2008             3/31/2008               1.8408                  1.659                    1.7597
     4/1/2008              5/5/2008               1.7605                  1.6435                   1.6537

              PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

                       Specific Investment Considerations

The notes are intended to be held to maturity. Your principal is only protected (to the extent specified on the front cover of this pricing supplement) if you hold the notes until maturity. If you sell your notes in the secondary market prior to maturity, you will not receive principal protection on the portion of your notes sold and may incur a substantial loss. There may be little or no secondary market for the notes. In addition, the price at which you purchase the notes includes hedging costs and profits that Royal Bank or its affiliates expect to incur or realize. These costs and profits will reduce the secondary market price, if any secondary market develops, for the notes. As a result, you may experience an immediate and substantial decline in the value of your notes on the issue date.

You may not realize a gain on the note. The notes are principal protected currency linked notes offering participation in the positive performance of the Reference Asset relative to the U.S. dollar at maturity. The Percentage Change will be positive and you will receive a higher payment at maturity if the value of the Underlying Currency appreciates relative to the U.S. dollar. If the Percentage Change is zero or negative on the final valuation date, the payment at maturity with respect to each note will be limited to the principal amount. This will be true, even where the Percentage Change was positive as of some date or dates prior to the final valuation date, because the payment at maturity will be calculated solely on the basis of the Percentage Change (or otherwise determined by the calculation agent, in the case of a market disruption event) as of the final valuation date. The notes are intended to be held to maturity.

The notes are unsecured. The notes are solely the unsecured obligations of Royal Bank. An investment in the notes does not constitute a deposit and neither the notes nor your investment in the notes are insured by the Canada Deposit Insurance Corporation, the Federal Deposit Insurance Corporation or any other private or governmental agency. The business and affairs of Royal Bank may affect the market value of your Notes.

The value of the Underlying Currency and the U.S. Dollar are affected by many complex factors. The Underlying Currency exchange rate is a result of the supply of and demand for each currency, and changes in the foreign exchange rate may result from the interactions of many factors including economic, financial, social and political conditions in the United States and Brazil. These conditions include, for example, the overall growth and performance of the economies of the United States and Brazil; the trade and current account balances between the U.S. on the one hand and Brazil on the other; the financing and capital account balances between the U.S. on the one hand and Brazil on the other; market interventions by the Federal Reserve Board or the respective governmental and banking authorities responsible for setting foreign exchange policies in Brazil; inflation, interest rate levels, the performance of stock markets, and the stability of the governments and banking systems in the United States and Brazil; wars that the United States and Brazil are directly or indirectly involved in or wars that occur anywhere in the world; major natural disasters in the United States and Brazil; and other foreseeable and unforeseeable events.

Certain relevant information relating to the Underlying Currency may not be as well known or as rapidly or thoroughly reported in the United States as comparable United States developments. Prospective purchasers of the notes should be aware of the possible lack of availability of important information that can affect the value of the Underlying Currency relative to the U.S. Dollar and must be prepared to make special efforts to obtain that information on a timely basis.

The liquidity, market value and maturity payment amount of the notes could be affected by the actions of the government of Brazil. Exchange rates of the currencies of most economically developed nations and of many other nations, including Brazil, are "floating," meaning they are permitted to fluctuate in value relative to the U.S. Dollar. However, governments of many nations, from time to time, do not allow their currencies to float freely in response to economic forces. Governments, including the governments of the Underlying Currency use a variety of techniques, such as the intervention by its central bank or imposition of regulatory controls or taxes, to affect the exchange rate of its respective currency. Governments may also issue a new currency to replace an existing currency or alter its exchange rate or relative exchange characteristics by devaluing or revaluing the currency. Thus, a special risk in purchasing the notes is that their liquidity, trading value and amounts payable could be affected by the actions of the government of Brazil which could change or interfere with currency valuation that is currently determined primarily by the markets, by fluctuations in response to other market forces, and the movement of the currency across borders. There will be no adjustment or change in the terms of the notes if the exchange rate become fixed, if there is any devaluation or revaluation or imposition of exchange or other regulatory controls or taxes, if there is an issuance of a replacement currency, or if other developments affect Brazil and the U.S. Dollar.

Insurance companies, employee benefit plans and non-U.S. holders. Any insurance company or fiduciary of a pension plan or other employee benefit plan or any non-U.S. holder of the notes should consult with its own advisors to determine whether an investment in the notes is suitable for you. Non-U.S. holders are subject to particular risks that are not described in the product supplement.


                        Supplemental Plan of Distribution

          We expect that delivery of the Notes will be made against payment for the Notes on or about May 30, 2008 which is the third business day following the Initial Valuation Date (this settlement cycle being referred to as "T+3"). See "Supplemental Plan of Distribution" in the prospectus supplement dated February 28, 2007.

          No dealer, salesman or other person has been authorized to give any information or to make any representation not contained in this pricing supplement, the accompanying prospectus, prospectus supplement or product prospectus supplement and, if given or made, such information or representation must not be relied upon as having been authorized by Royal Bank of Canada or the Underwriter. This pricing supplement, the accompanying prospectus, prospectus supplement and product prospectus supplement do not constitute an offer to sell or a solicitation of an offer to buy any securities other than the securities described in this pricing supplement nor do they constitute an offer to sell or a solicitation of an offer to buy the securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. The delivery of this pricing supplement, the accompanying prospectus, prospectus supplement and product prospectus supplement at any time does not imply that the information they contain is correct as of any time subsequent to their respective dates.



                                        $


                                   [RBC LOGO]
                              Royal Bank of Canada

                    Senior Global Medium-Term Notes, Series C

           Principal Protected Currency Linked Notes, due May 28, 2010

             Linked to the Positive Performance of the Brazilin Real

                                   May _, 2008